For Immediate Release 19 February 2008

CADBURY SCHWEPPES REPORTS STRONG PERFORMANCE IN 2007

Cadbury Schweppes reports on financial performance for the year ended 31 December 2007.

			Reported	Constant
	Total	Total	Currency	Currency
£millions	2007	2006	Growth %	Growth[1] %
Revenue	7,971	7,427	+7	+11
Underlying Profit from Operations[2]	1,050	1,073	-2	+4
Restructuring, exceptional & other items	(262)	(164)
Profit from Operations	788	909
Underlying Profit before Tax[2]	915	931	-2	+5
Profit before Tax	670	738
Discontinued Operations	—	642
Underlying EPS[2]	30.2p	31.6p	-4	+2
Reported EPS	19.4p	56.4p
Dividend per share (p)	15.5p	14.0p	+11

[1]	Constant currency growth excludes the impact of exchange rate movements during the period.

[2]	Cadbury Schweppes believes that underlying profit and earnings provide additional information on underlying trends. The term underlying is not a defined term under IFRS, and may not be comparable with similarly titled profit measurements reported by other companies. A full reconciliation between underlying and reported measures is included in the segmental analysis on pages 22 and 23.

Operational Highlights*
Confectionery

•	Record revenue growth** +7%: best for a decade

•	Excellent growth in gum and chocolate led by Trident +26% and CDM +5%

•	Underlying confectionery margins before business improvement costs +30bps driven by strong second half growth +80bps

Americas Beverages

•	Americas Beverages revenue growth** +4%: good performance in challenging markets

•	40bps CSD share gain led by Sunkist and A&W; Snapple revenue +5% driven by innovation

•	Underlying beverage margins impacted by bottler acquisitions and Accelerade launch costs

Financial Highlights*

•	Underlying EPS up 2%

•	Reported EPS down due to restructuring costs and 2006 profit on Europe Beverages sale

•	Dividend growth of 11% to 15.5p reflecting Board’s confidence in future outlook

*all numbers at constant exchange rates except where stated
**base business growth

Demerger Update

•	Confectionery and Beverages running as separate businesses: clear benefits of focus

•	Roger Carr, current Deputy Chairman, appointed Chairman of Cadbury plc

•	Wayne Sanders, former President and CEO of Kimberly-Clark, appointed Chairman of new beverages company (Dr Pepper Snapple Group, Inc.)

•	Demerger process continues: further update by end March

Todd Stitzer, Cadbury Schweppes CEO said: “Our confectionery business had an excellent year with strong commercial execution and tight control of costs driving 7% revenue growth and a good margin performance in the second half. These results reflect the benefits of restructuring initiatives undertaken between 2003 and 2007 and continued investment behind our brands. Although the economic outlook for 2008 remains uncertain, we are encouraged by the good trading momentum we have seen in the new year and our continued progress on cost reduction initiatives. We expect meaningful margin progression in 2008.”

“Americas Beverages performed well in a tough market with its share of the carbonates market growing for the fourth year in a row. Snapple had an encouraging year driven by successful new premium product launches. As the business prepares for demerger, we believe that the initiatives taken in recent years to invest in core brands, reduce costs and strengthen its route to market gives the business a strong platform for its future success as an independent company.”

Basis of Preparation

The results of Americas Beverages are reported as part of continuing operations. On the proposed demerger, Americas Beverages will be reported within discontinued operations with the prior periods re-presented on a consistent basis.

Group and Regional commentaries on pages 2 to 10 relate to the continuing business, excluding discontinued operations. Comments on movements in revenues, underlying profit from operations and margins are made on a constant exchange rate basis. References to base business are made on a constant exchange rate basis and exclude the impact of acquisitions and disposals and business improvement costs. From 2007, ongoing business improvement costs of approximately 0.5% of revenue are included within underlying profit from operations. In 2006, there were no ongoing business improvement costs as all restructuring costs were incurred as part of the Fuel for Growth programme and as such were reported outside of underlying profit from operations. Constant currency growth was calculated by applying the 2006 average exchange rates for the year to the 2007 reported results. In 2007, movements in exchange rates, primarily the US Dollar, the Mexican Peso and the South African Rand reduced Revenue by 4%, Underlying Profit before Tax by 7% and Underlying EPS by 6%. The contribution from acquisitions and disposals during the period equates to the first 12 months’ impact of businesses acquired or disposed in the current or prior period. Once an acquisition has lapped its acquisition date, it is included within base business results.

PRELIMINARY RESULTS OVERVIEW

The results of confectionery and Americas Beverages in 2007 have been reported as a single consolidated business within continuing operations. However, given the impending separation of confectionery and Americas Beverages, the following operating review focuses on the performance of the businesses separately. The financial review on page 13, provides a commentary on our consolidated results.

2007 was another significant year in the evolution of Cadbury Schweppes and it marked the end of the 2004 – 2007 strategic plan we set out in late 2003. In March 2007, we announced the decision to separate our confectionery and Americas Beverages businesses and in June, we set out a new four-year “Vision into Action” plan for confectionery. In October, we confirmed that the separation would take place by way of a demerger with completion likely during the second quarter of 2008.

Both businesses have substantially achieved the goals we set out for them in 2003. Strategically, they have been strengthened through acquisitions and disposals. Commercially, performance has been driven by a significant investment in marketing and commercial capabilities and a doubling of our innovation rate.

In 2007, the performance of confectionery and Americas Beverages benefited from these strategic and operational improvements. By the end of the year, the businesses were operating largely as independent entities and were already beginning to show the benefits of greater focus.

In confectionery:

•	Base business revenues grew by 7%, above the top end of our new confectionery goal range, bringing the four year annual growth rate to over 6%;

•	Revenue growth was broadly based across most of our markets with gum and emerging markets continuing to show double-digit growth;

•	Underlying margins (before the impact of business improvement costs and exchange) increased by 30bps despite a significant increase in growth investment and a further escalation in raw material costs. Margins in the second half increased by 80bps driven by operating leverage and tight cost control;

•	We made good early progress on our new “Vision into Action” plan including initiating significant elements of our cost reduction programme by the end of the year;

•	Acquisitions made during the year significantly strengthened existing positions (Intergum in Turkey and Sansei in Japan) and gave us a strong position in a new emerging market (Kandia Excelent in Romania).

In Americas Beverages:

•	Base business revenues grew by 4%, a good result in view of the challenging US CSD market;

•	Our CSDs continued to benefit from the trend away from colas to flavoured CSDs and an excellent performance from Snapple reflected highly successful innovation in super-premium teas and juices;

•	Underlying margins (before the impact of exchange) fell by 340bps reflecting consolidation of bottling acquisitions and the losses arising from the launch of Accelerade;

•	A major reorganisation was planned and completed during the fourth quarter and is expected to deliver £35 million of benefit in 2008, a payback of around a year;

•	The acquisition of SeaBev, an independent bottler, strengthened our route to market in the south east of the US.

The Board has proposed a 6% increase in the final dividend to 10.5 pence. Together with the 22% increase in the interim dividend to 5.0 pence, this will bring the total dividend for the year to 15.5 pence, an increase of 11% and reflects the continued confidence of the Board in the future prospects of the businesses.

Demerger Update
We are today providing an update on the demerger including indicative capital structures for the two new businesses, the appointment of the Chairmen and the long-term financial policies of the new beverage business, Dr Pepper Snapple Group, Inc.

The demerger process continues and we are working towards completion during the second quarter subject to legal and shareowner approvals and debt refinancing.

Throughout the separation process, the Board has been focused on creating capital structures for both businesses which maximise shareowner value. In the light of current turbulent conditions in the debt markets, particularly the cost and availability of sub-investment grade debt, it has become clear that both companies can only be financed economically by implementing investment grade capital structures. On this basis, there will be no capital return to shareowners on demerger. Additional information is provided on page 11 and a further update will be provided by the end of March.

As we continue to prepare for demerger, we are announcing the appointment of the Chairmen for the two new companies. Roger Carr, currently Deputy Chairman will be appointed Chairman of the new confectionery company, Cadbury plc. Wayne Sanders, former President and CEO of Kimberly-Clark, will be appointed Chairman of the new beverages company, Dr Pepper Snapple Group, Inc. See separate press release.

2008 Outlook

Confectionery
Our strong confectionery revenue momentum has been driven by the sustained investment in growth and capabilities in recent years and this momentum has continued. In 2008, we expect to grow base business revenues towards the upper end of our 4% — 6% goal range. As previously indicated, commodity input costs are expected to be 5% — 6% higher in 2008 and we will seek to offset these increases through price rises. We are making good progress on our cost reduction initiatives and expect to deliver significant cost savings during the year. As a result, we expect to report meaningful margin progression in 2008 in line with our mid-teens margin goal by 2011.

Americas Beverages
In 2008, we expect Americas Beverages to grow base business revenues between 3% — 5% in spite of the impact of the loss of the Glacéau contract (which generated around £110 million of revenues in 2007). Commodity costs are expected to be around 6% higher, as previously indicated, with price increases on CSDs and juice products being implemented to offset these cost increases. We expect the margin impact from the lost contribution from Glacéau (around £20 million) and a full year’s dilution from bottling acquisitions to be partially offset by savings from the restructuring programme announced in October 2007 and the elimination of launch costs from Accelerade. As a result, underlying margins in 2008 are expected to be modestly lower year-on-year. Given the relative timing of commodity price increases and marketing spend phasing, operating profit growth is expected to be weighted toward the second half.

Next Events

Scheduled events in 2008 are listed below:

Interim Management Trading Statement (quarter 1)	11 April
Trading Update	19 June
Interim Results	30 July

2007 CONFECTIONERY OPERATING REVIEW

				Business
			Acq/	Improvement
£ millions	2006	Base Business	Disposals	Costs[1]	Exchange	2007
Revenue
Confectionery	4,861	345	(18)	—	(95)	5,093
- year-on-year change		+7.1%	-0.4%		-1.9%	+4.8%
Operating Profit
Confectionery	489	58	(9)	(24)	(17)	497
- year-on-year change		+11.9%	-1.9%	-4.9%	-3.5%	+1.6%
Underlying Operating Margin	10.1%	+40bps	-10bps	-50bps	-10bps	9.8%

[1]Ongoing business improvement costs charged to underlying profit from operations in 2007 were £24 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.

Underlying base business revenue (excluding acquisitions, disposals and exchange) grew by 7%, above the top end of our new confectionery goal range, bringing the four year average growth rate to over 6%. Growth was strong across the majority of our markets with revenues up 4% in developed markets and up 14% in emerging markets. Results from our underperforming emerging markets (Russia, Nigeria and China) improved significantly and in Britain performance was boosted by both a strong market recovery and stronger commercial execution in the second half. Our focus brands, markets and customers grew by 10%, 7% and 12% respectively. Growth in our focus markets was impacted by a difficult year in Australia and by portfolio rationalisation in France.

Underlying operating margins rose by 30bps (excluding the impact of business improvement costs and exchange) despite a significant increase in growth investment and sharply escalating raw material costs. The launch of gum in Britain during the year reduced margins by 30bps and acquisitions and disposals reduced margins by a further 10bps. Margin delivery in the second half at +80bps, was significantly stronger than the first half due to the combination of operating leverage and the impact of cost and efficiency programmes.

Key commercial highlights include:

•	Double-digit growth in gum and emerging markets for the fourth consecutive year including a 26% growth in Trident;

•	Continued roll-out of key global gum technologies into new and existing markets with centre-filled now in 23 markets across Americas, Europe, Africa and Asia and longer-lasting gum in 5 markets;

•	Further roll-out of focus brands into “white space” markets: Trident into Britain and Turkey, Bubbaloo into India; Green & Black’s into Australia, Ireland and South Africa; and The Natural Confectionery Company into Britain;

•	A successful year for Cadbury Dairy Milk our largest chocolate brand, with revenues up 5% as a result of good results in Britain and strong growth in emerging markets.

During 2007, we made significant progress on our cost reduction programme. We started initiatives which will lead to a reduction of 2,500 roles and deliver a significant proportion of our expected central SG&A and supply chain savings. Initiatives include:

•	The move of Group headquarters to a new shared office with our Britain and Ireland confectionery business in the second quarter of 2008 combined with around a 15% reduction in our central function headcount;

•	A senior management reorganisation of our Britain and Ireland business which with a broader reorganisation is expected to result in a 15% reduction in G&A headcount;

•	A reduction of 270 employees in Americas Confectionery by the end of 2007, representing 16% of G&A headcount in the region;

•	The negotiation and consultation in connection with the closure of our Somerdale chocolate plant in the UK and transfer of production to Bournville and Poland by 2010;

•	A reduction of 450 employees (30% of workforce) at our chocolate manufacturing site at Coolock in Ireland;

•	A programme to reduce supply chain indirect headcount by over 300 in the Americas;

•	The proposed reconfiguration of our candy manufacturing footprint in Australia and New Zealand.

Central and regional SG&A initiatives will deliver significant benefits in 2008 and 2009, while supply chain configuration benefits will reduce manufacturing costs from 2009 onwards.

Britain, Ireland, Middle East and Africa (BIMA)

				Business
			Acq/	improvement
£ millions	2006	Base Business	Disposals	costs[1]	Exchange	2007
Revenue	1,500	95	11	—	(27)	1,579
- year-on-year change		+6.3%	+0.8%		-1.8%	+5.3%
Underlying Profit from Operations	186	(9)	(1)	(3)	(4)	169
- year-on-year change		-4.8%	-0.5%	-1.6%	-2.2%	-9.1%
Underlying Operating Margin	12.4%	-130bps	-10bps	-20bps	-10bps	10.7%
[1]Ongoing business improvement costs charged to underlying profit from operations in the full year of 2007 were £3 million. There were no ongoing business improvement costs charged to underlying profit from operations in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring outside underlying.

In Britain, Ireland, the Middle East and Africa (BIMA), underlying base business revenue growth of 6% reflects buoyant confectionery category growth in Britain and strong growth in our emerging market operations in Africa and the Middle East. Acquisitions made in 2006 (mainly Cadbury Nigeria and Dandy Products in South Africa) contributed an additional £11 million or 1% to revenues.

Our business in Britain grew revenues by 5%, broadly in line with the overall confectionery market which benefited from a good recovery in chocolate following our product recall, a hot summer in the UK in 2006 and a 16% growth in the gum market following our launch of Trident early in the year. Our overall share performance strengthened in the second half despite the adverse impact of flooding at our Sheffield factory on candy revenues. In chocolate, revenues in the second half benefited from the successful relaunch of Wispa and our new advertising campaign for Cadbury Dairy Milk. Our gum business secured a 10% share of the UK gum market in its first year, and accounted for the majority of the growth in the gum market during the year.

Revenues in emerging market operations grew by 15%. In South Africa, we had a good year as a result of strong growth in gum and affordable chocolate count-lines. In Nigeria, the business made solid progress after a difficult 2006 and was stabilised with revenues ahead and operating losses reduced.

Base business margins (before the impact of business improvement costs) were lower year-on-year, mainly as the result of a significant increase in marketing investment in the UK behind media advertising for our core Cadbury Dairy Milk brand, the launch of gum which diluted margins by over 150 bps and higher milk costs.

Europe

				Business
			Acq/	improvement
£ millions	2006	Base Business	Disposals	costs[1]	Exchange	2007
Revenue	818	56	—	—	5	879
- year-on-year change		+6.8%			+0.7%	+7.5%
Underlying Profit from Operations	90	10	(4)	(5)	—	91
- year-on-year change		+11.1%	-4.4%	-5.6%	—	+1.1%
Underlying Operating Margin	11.0%	+40bps	-40bps	-60bps	—	10.4%
[1]Ongoing business improvement costs charged to underlying profit from operations in the full year of 2007 were £5 million. There were no ongoing business improvement costs charged to underlying profit from operations in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring outside underlying.

Our Europe region had an excellent year with base business revenues up nearly 7%. The impact of acquisitions (Intergum and Kandia) and disposals (Adams Italia) was neutral. The growth in revenues was driven by strong performances across the region particularly in gum where revenues were up by 11%. Developed market revenues grew by 5% and emerging markets by 11%.

Gum revenues benefited from the continued co-ordinated roll-out of key global product and packaging technologies and by strong market-place execution. Centre-filled gum was launched in Russia, Turkey, Spain and Portugal under the Dirol and Trident brands; longer-lasting gum was launched in France and Greece under the Hollywood and Trident brands respectively.

In France, revenues grew modestly reflecting planned rationalisation of our candy portfolio which was more than offset by continued strong growth in gum and the launch of Halls. Our businesses in northern Europe had a very good year with share gains in many markets. In southern Europe, we had an excellent year in Spain, with a further increase in our gum share to 46% following the launch of Trident Splash.

In our emerging market operations, revenues in Russia were ahead by over 20% due to strong market growth and share gains in gum. In Turkey, our business benefited from good market growth and the expansion into chocolate gifting products for the important Bayram religious festivals and the launch of Trident Splash.

The recent acquisitions of Intergum in Turkey and Kandia in Romania are being integrated into the region and performance was satisfactory. Intergum made a modest loss in the year reflecting planned de-stocking of the trade while Kandia made a small profit. Overall acquisitions diluted the region margin by 40bps. Before the impact of acquisitions and business improvement costs, margins in the region were ahead.

Americas Confectionery

				Business
			Acq/	Improvement
£ millions	2006	Base Business	Disposals	Costs[1]	Exchange	2007
Revenue	1,330	150	(26)	—	(82)	1,372
- year-on-year change		+11.3%	-2.0%		-6.1%	+3.2%
Underlying Profit from Operations	207	65	(3)	(4)	(17)	248
- year-on-year change		+31.4%	-1.4%	-1.9%	-8.3%	+19.8%
Underlying Operating Margin	15.6%	+280bps	+10bps	-30bps	-10bps	18.1%

[1]Ongoing business improvement costs charged to underlying profit from operations in the full year of 2007 were £4 million. There were no ongoing business improvement costs charged to underlying profit from operations in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring outside underlying.

Our Americas region had an outstanding year with strong growth in revenues and margins. Base business revenue growth was 11% with double-digit growth in nearly every market. Revenues grew by 9% in our developed markets in North America and by 15% in our emerging markets in Latin America. This continued strong momentum was driven by gum category growth, share gains and new product launches, notably the roll-out of centre-filled gum into Latin America. The disposal of Allan Candy in Canada, reduced revenues by £26 million or 2%.

In the US, the gum market grew by 9%, benefiting from the combination of price rises and innovation. Our gum share rose by 310 bps in the year despite an increase in competitive activity. This share gain was due to strong growth in our Trident and Stride brands with Stride’s share of the gum market rising from 3.0% to 6.3% during the course of the year. Although the cough category grew 4%, Halls lost 70 bps of share and revenues in the US were modestly lower year-on-year as a result.

In Canada, base business revenues were 3% ahead, with growth in our core brands partly offset by the rationalisation of non-core brands and SKUs. Margins continued to benefit from the focus on our advantaged core brands. The Stride gum brand was launched in Canada at the end of the year.

Performance was strong across all our businesses in Latin America including in Mexico where revenues were ahead by 12% as a result of continued investments in extending our route to market and the launch of Trident Splash centre-filled gum. In a market which grew by 13%, our share of the Mexican gum market rose by 100bps, reaching 80% at the end of the year. Elsewhere in Latin America, revenues grew strongly in Argentina, Brazil and Venezuela due to the combination of pricing, route to market investments, growth in core brands (Trident, Halls and Beldent) and innovation. Trident centre-filled gum was also launched in Brazil, Colombia and Ecuador.

Margins in the region increased significantly during the year, to 18.2% before exchange rates. The 280bps increase in base business margins was driven by higher pricing, supply chain savings, positive mix and operational leverage. In the fourth quarter of the year, a major reorganisation of the region was implemented with significant SG&A savings expected to benefit margins in 2008.

Asia Pacific

				Business
			Acq/	Improvementcosts
£ millions	2006	Base Business	Disposals	>1	Exchange	2007
Revenue	1,205	43	(3)	—	9	1,254
- year-on-year change		+3.6%	-0.2%		+0.7%	+4.1%
Underlying Profit from Operations	165	4	(1)	(12)	3	159
- year-on-year change		+2.4%	-0.6%	-7.2%	+1.8%	-3.6%
Underlying Operating Margin	13.7%	-20bps	—	-100bps	+20bps	12.7%

[1]Ongoing business improvement costs charged to underlying profit from operations in the full year of 2007 were £12 million. There were no ongoing business improvement costs charged to underlying profit from operations in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring outside underlying.

Base business revenues in Asia Pacific grew by nearly 4%, with continued double-digit (14%) growth in emerging markets, partly offset by a slower year in developed markets where revenues were 1% ahead. The slower growth in developed markets reflected the combination of our exit from non-core beverage and confectionery contracts and a challenging retail market in Australia. The net impact of acquisitions (Sansei in Japan) and disposals (Cottee’s Foods in Australia) reduced revenue growth by £3 million.

In developed markets, revenue growth in Australia slowed to 1%. Against a background of a competitive and challenging retail environment, confectionery revenues were modestly lower and beverages revenues were ahead 4%. While the Australian confectionery market grew strongly in the year, the reduction in our confectionery revenues was due to the combination of retailer de-stocking and a reduction in our promotional activity. Elsewhere, New Zealand had a good year with a 170bps increase in share driven by both chocolate and candy. In beverages, our market share rose by 100bps with strong growth in our flavoured carbonate brands and energy drinks benefiting from good consumer demand and our focus on core brands. Excluding the exit from a low-margin co-packing contract, beverage revenues were ahead by 10%. In Japan, we continued to gain share in gum, with our share up 120bps to nearly 20% at the end of the year. Sansei, a functional candy business, is being integrated into our existing business and is performing in line with expectations.

In emerging markets, performance in India was excellent, with revenues growing by over 20%. All our core brands including Cadbury Dairy Milk and Cadbury Eclairs contributed to the growth with results also benefiting from the successful launch of Bubbas branded bubblegum. Performance in South East Asia strengthened into the second half with continued good results from Malaysia where revenues rose by 18%. In China, we completed the refocus on a smaller number of key cities and while revenues were over 20% lower as a result, losses were reduced, in line with expectations.

Underlying margins (before business improvement costs) were modestly lower year-on-year, primarily due to the adverse mix in Australia and higher growth in emerging markets.

AMERICAS BEVERAGES
2007 OPERATING REVIEW

			Acq/	Business
£ millions	2006	Base Business	Disposals	improvement costs	Exchange	2007
Revenue	2,566	114	403	—	(205)	2,878
- year-on-year change		+4.4%	+15.7%		-7.9%	+12.2%
Underlying Profit from Operations	584	5	8	—	(44)	553
- year-on-year change		+0.9%	+1.3%		-7.5%	-5.3%
Underlying Operating Margin	22.8%	-80bps	-260bps	—	-20bps	19.2%

In Americas Beverages, base business revenues grew by 4%, a good result given the challenging market conditions in our key US CSD market. Acquisitions and disposals contributed a net £403 million or 16% to revenues. The contribution from acquisitions relate to bottling businesses bought during 2006 and 2007, including Dr Pepper/Seven Up Bottling Group and SeaBev.

Our carbonates revenues in the US grew by 1% and our share of the US CSD market rose by 40 bps, our fourth consecutive year of share gains. These share gains were made despite the fact that the business was cycling a year of significant innovation activity, notably in Dr Pepper and 7 UP, where bottler volumes fell by 2.5% and 3% respectively. Excluding innovations, base Dr Pepper bottler volumes were modestly ahead. Other key flavour brands (Sunkist, A&W and Canada Dry) had a good year with bottler volumes up 3% reflecting the trend away from colas to flavoured CSDs and the greater focus provided by our more integrated route to market.

In non-CSDs in the US, revenues grew by 3%, with performance boosted by the successful launches of Snapple super premium teas and enhanced waters. The Snapple brand grew revenues by 5%. As previously indicated, the national launch of our new sports drink brand Accelerade was disappointing with around a £30 million loss in the year arising from the launch. The decision has been taken to focus on a narrower range of profitable outlets going forward and further losses are not expected to be incurred. Our Mexican business had a more challenging year with results adversely impacted by poor weather and increased competitive activity, however revenues were 4% ahead.

Americas Beverages underlying margins were 340bps lower year-on-year reflecting the strategic acquisitions of bottling businesses and the losses arising from the launch of Accelerade. Commodity costs continued to rise during the year, but these were more than offset through price increases and tight cost control. At the end of the year, a significant cost reduction programme was successfully implemented which is expected to generate full year cost savings of around £35 million in 2008. In November, our contract to manufacture and distribute Glacéau was terminated following Coca-Cola’s acquisition of Energy Brands. In 2007, this contract contributed around £110 million to revenues and around £20 million to underlying profit from operations.

DEMERGER UPDATE

In March 2007, we announced that we intended to separate our confectionery and Americas Beverages businesses. The separation reflects the Board’s belief that the strengthened businesses will generate more value for shareowners as separate companies.

In October 2007, we confirmed that the separation would take place by way of a demerger and that we expected completion during the second quarter of 2008. We are today providing an update on the demerger including indicative capital structures for the two new businesses, the appointment of the Chairmen and the long-term financial policies of the new beverage business, Dr Pepper Snapple Group, Inc (DPSG). The strategy and financial policies for the new confectionery business, Cadbury plc, were announced in June, 2007.

The demerger process continues and we are working towards completion during the second quarter subject to legal and shareowner approvals and debt refinancing. To date, we have made a number of draft filings with the regulatory authorities in the UK and US including a second amendment to the Form 10 filing on 12 February, and are currently in the process of arranging the financing for the two new businesses.

The Group had net debt outstanding of £3.2 billion at the end of 2007 and a proportion of this will stay with the confectionery group, Cadbury plc, on demerger with the balance being repaid. The newly listed beverage business, DPSG, will be financed with new debt and we are working with five major banks to arrange the financing.

Throughout the separation process, the Board has been focused on creating capital structures for both businesses which maximise shareowner value. In the light of current turbulent conditions in the debt markets, particularly the cost and availability of sub-investment grade debt, it has become clear that both companies can only be financed economically by implementing investment grade capital structures. As a result on demerger:

•	Cadbury plc will target an initial debt rating of BBB

•	Dr Pepper Snapple Group, Inc. will target an initial debt rating of BBB minus

On this basis, there will be no capital return to shareowners on demerger.

As we continue to prepare for demerger, we are announcing the appointment of the Chairmen for the two new companies. Roger Carr, currently Deputy Chairman will be appointed Chairman of Cadbury plc. Wayne Sanders, former President and CEO of Kimberly-Clark, will be appointed Chairman of Dr Pepper Snapple Group, Inc.

Roger Carr is the Group’s Deputy Chairman and senior non-executive independent director and joined the Cadbury Schweppes Board in 2001. The Board believes that Roger’s broad industry experience, familiarity with the financial markets and knowledge of the Group will provide Cadbury plc with an excellent balance of skills to steer the confectionery business through the next phase of its development. He is also Chairman of Centrica, Chairman of Mitchells and Butler and a member of the Court of Directors of the Bank of England.

Wayne Sanders spent 28 years at Kimberly-Clark where he served 11 years as Chairman and CEO before retiring in 2003. Wayne is currently on the Board of Texas Instruments and Belo Inc., and is a former Board member of Adolph Coors Company. Given his experience in the consumer goods industry and his demerger experience at Belo, the Board of Cadbury Schweppes believes that he has excellent credentials for the role as Chairman of DPSG and to guide the business through its transition from being a division of a consumer goods group into a focused and separately US-listed beverages company.

A further update on the demerger will be provided by the end of March.

Dr Pepper Snapple Group Long-Term Financial Policies
Dr Pepper Snapple Group is a leading integrated brand owner, bottler and distributor of soft drinks in North America with a diverse portfolio of long established, strong brands. The creation of a more integrated route to market through the acquisition of a number of its independent bottlers (including Dr Pepper/Seven Up Bottling Group) has significantly strengthened the business and provided additional opportunities to drive revenue and profit growth. DPSG will seek to drive growth and returns through:

•	Building and enhancing its leading brands;

•	Focusing on opportunities in high growth and high margin categories;

•	Increasing its penetration in high margin channels and packages;

•	Leveraging its integrated business model;

•	Further strengthening its route to market through acquisitions;

•	Improving operating efficiencies.

As a result, over the next several years, DPSG expects organic annual revenue growth of between 3-5% with growth benefiting from increased investment in expanding its presence in higher margin cold-channel equipment and convenience outlets and in state-of-the-art manufacturing facilities. In order to fund this growth, DPSG expects annual capital expenditures over the next 3 years to be around 5% of revenues, an increase from around 3% to 4% currently. Underlying EPS growth, subject to finalisation of the capital structure, is expected to be in high single digits driven by the combination of revenue growth, an improvement in margins and de-leveraging. Additional standalone costs associated with the creation of a separately listed company, are expected to be around £25 million, as previously indicated.

FINANCIAL REVIEW

			Reported	Constant
Year ended 31 December			Currency	Currency
£millions	2007	2006	Growth %	Growth %
Revenue
Confectionery	5,093	4,861	+5	+7
Americas Beverages	2,878	2,566	+12	+20
Total	7,971	7,427	+7	+11
Underlying Profit from Operations
Underlying Confectionery Profit from Operations before business improvement costs	521	489
Confectionery business improvement costs	(24)	—

Confectionery	497	489	+2	+5
Americas Beverages	553	584	-5	+2
Total	1,050	1,073	-2	+4
Restructuring, exceptional, & other items	(262)	(164)
Profit from Operations	788	909
Underlying share of results in associates	8	7
Share of results in associates	8	(16)
Underlying Net Financing	(143)	(149)
Net Financing	(126)	(155)
Underlying Profit before Tax	915	931	-2	+5
Profit before Tax	670	738
Underlying taxation	(283)	(283)
Taxation	(263)	(215)
Discontinued Operations	—	642
Underlying EPS	30.2p	31.6p	-4	+2
Reported EPS	19.4p	56.4p
Dividend per share (p)	15.5p	14.0p	+11

Continuing Operations
Group revenues at £8 billion were 7% higher than last year at reported exchange rates, reflecting 5% growth from confectionery and 12% growth from Americas Beverages. Base business (excluding the impact of acquisitions, disposals and exchange rates) revenues grew by 6%, with 7% growth from confectionery and 4% from Americas Beverages. Acquisitions and disposals were broadly neutral for confectionery, but acquisitions (primarily Dr Pepper/Seven Up Bottling Group) contributed 16% to Americas Beverages growth.

Group underlying profit from continuing operations was down 2% at reported exchange rates, or up 4% at constant exchange rates with Group underlying operating margin falling by 120bps to 13.2% at reported exchange rates.

Confectionery underlying operating margins decreased by 30bps from 10.1% to 9.8% at reported exchange rates. This reflects a 40bps increase in base performance, offset by a 10bps decrease reflecting the impact of acquisitions and disposals, the inclusion of ongoing business improvement costs (0.5% of revenue) in confectionery underlying profit from operations from 2007 representing a decrease of 50bps and a 10bps adverse impact from exchange rates. Central costs have been attributed to confectionery as these costs principally relate to this business.

Americas Beverages underlying operating margins decreased by 360bps from 22.8% to 19.2%. This reflects a 20bps increase in base performance, offset by a 100bps impact from the unsuccessful Accelerade launch, 260bps dilution from the bottling acquisitions and a 20bps adverse impact from exchange rates.

Group marketing spend at £707 million was £14 million higher than 2006 and 6% higher at constant exchange rates. Confectionery marketing spend at 10.1% of revenues was 7% higher at constant exchange rates, with a significant proportion of the increase in the UK. Americas Beverages marketing spend at 6.7% of revenues was 3% higher at constant exchange rates.

Central costs increased by £11 million to £170 million, a 7% rise principally as a result of investment in IT and an increase in our share based payment expense. The majority of this increase was seen in the first half, with central costs broadly flat in the second half.

Restructuring, Exceptional & Other Items
Restructuring, exceptional & other items totalled £262 million in the year and comprised of restructuring (£200 million); Glacéau contract termination gain (£31 million credit); amortisation and impairment of acquisition intangibles (£42 million); non-trading items (£38 million); and the IAS 39 adjustment (£13 million).

The charge in respect of business restructuring reported outside underlying profit was £200 million, being £165 million in Confectionery and £35 million in Americas Beverages. Included in the confectionery charge is £151 million relating to the confectionery cost reduction initiatives, £9 million as a result of penalties from our previously announced decision to reduce contract manufacturing volumes with Gumlink, and costs relating to the separation of Americas Beverages (£5 million). The Americas Beverages restructuring charge includes £26 million from the recently implemented cost reduction programme and £9 million relating to the integration of bottling acquisitions.

Americas Beverages recognised an exceptional gain of £31 million in 2007 in respect of the termination of distribution agreements for Glacéau products. These agreements were terminated with effect from 2 November 2007, following the acquisition of Energy Brands by Coca Cola.

Fair value accounting under IAS 39 contributed a loss of £13 million to our reported Profit from Operations due to the difference between spot commodity prices and exchange rates compared to the commercial hedge rates used in the underlying results.

Group amortisation and impairment of intangibles was £42 million, £18 million relating to confectionery and £24 million relating to Americas Beverages. The confectionery figure includes a £13 million charge relating to the impairment of China goodwill following the change in strategy announced during the first half of 2007.

The charge for non-trading items of £38 million (2006: £40 million credit) includes: £17 million net profit on disposal of Cadbury Italia, Allan Candy and Cottees; a £12 million charge relating to the impairment of property, plant and equipment in China; costs incurred during the year relating to the separation of Americas Beverages £40m; and a £41 million charge to write down the carrying value of the Monkhill business to its recoverable value, partially offset by a further £38 million of insurance recoveries relating to the rebuild of the Monkhill Pontefract factory destroyed by fire in 2005. We announced the sale of our Monkhill business on 18 January 2008.

Group Profit from Operations (excluding associates) was down 13% as a result of increased restructuring, exceptional and other items and exchange rates.

Associates, Financing and Taxation
The Group’s share of profits in associates (net of interest and tax) at £8 million was £24 million higher than in 2006 as we recognised a £23 million charge in 2006 relating to the significant overstatement of results of Cadbury Nigeria.

The Group underlying net financing charge at £143 million was £6 million lower than the prior year due to a lower level of average net debt, partially offset by an increase in underlying interest rates to 5.6% from 5.1%.

The Group reported net financing charge was £126 million, £17 million lower than the underlying financing charge, reflecting the impact of the IAS 39 financing adjustment including a £19 million gain on marking our commodity derivatives to market prices.

Group Underlying Profit before Tax was down 2% to £915 million but up 5% to £973 million at constant exchange rates. Reported Profit before Tax was down by 9% to £670 million reflecting the impact of exchange rates and an increase in restructuring, exceptional and other items.

The Group underlying tax rate in 2007 was 31.0% as against 30.4% in 2006.

Discontinued Operations
There are no discontinued operations in 2007. Profit from discontinued operations for 2006 was £642 million relating to the profit on disposal of the European, South African and Syrian Beverages businesses and their pre-disposal trading results.

Earnings
Total Group underlying earnings per share were down 4% to 30.2p principally as a result of the impact of exchange rates (-6%). The growth in underlying earnings per share as a result of base business performance (+8%) was offset by the inclusion in 2007 of ongoing business improvement costs within underlying performance (-2%), the impact of acquisitions and disposals (-2%) and increases in the number of shares and underlying tax rate (both -1%).

Total Group earnings per share were 19.4p. Total Group earnings per share in 2006 were 56.4p reflecting the profit recognised on the disposal of the European, South African and Syrian beverage businesses.

Dividends
The Board has proposed a 6% increase in the final dividend to 10.5 pence, taking the full year dividend to 15.5p, an overall increase of 11%. This will be paid on May 16, 2008 to Ordinary Shareholders on the Register at the close of business on May 1, 2008.

Cash Flow Statement
Group Free cash inflow in the year was £527 million compared with £472 million in 2006. The year-on-year movement is due to more efficient working capital management and lower tax paid, partially offset by increased capital spend. Capital spend was £409 million, a £25 million increase on last year. Free cash flow has also been adversely impacted by exchange rates.

Net Debt
Net debt increased from £2.9 billion at the end of 2006 to £3.2 billion at the end of 2007 primarily reflecting the net payments from acquisitions and disposals and the payment of external dividends, partially offset by the free cash flow for the period.

Ends

For further information

Cadbury Schweppes plc Capital Market Enquiries Sally Jones Mary Jackets Media Enquiries Cadbury Schweppes Katie Bolton Katie Bell The Maitland Consultancy Philip Gawith	+ 44 20 7409 1313 http://www.cadburyschweppes.com +44 20 7830 5124 +44 20 7830 5011 + 44 20 7379 5151

Presentation
A presentation on the results will be webcast live on the Group’s website http://www.cadburyschweppes.com at 9.00am (GMT) today. Copies of the presentation will be available on the website from 8.30am (GMT).

Teleconference Call

A teleconference for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Conference telephone number UK/Europe	+44 (0)20 7138 0839
Conference telephone number US	+1 718 354 1362
Replay Details UK/Europe	+44 (0)20 7806 1970
Replay Details US	+1 718 354 1112
Replay Pass code	3738417#

Video interview
A video interview with CEO Todd Stitzer is available from 07:00 today on htpp://www.cadburyschweppes.com and on http://www.cantos.com.

FORWARD LOOKING STATEMENTS
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or CSAB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

NOTES

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc

Cadbury plc is the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back over 150 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Crème Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Maynards and the Natural Confectionery Company in candy.

Cadbury plc’s goal is to leverage our scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Financial Scorecard
Cadbury plc’s ambition to maintain revenue growth while improving margins and returns is reflected in the financial scorecard for the 2008 to 2011 period:

•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital

3.	About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group, Inc. (DPSG) is a leading brand owner, bottler and distributor of beverages in the North America market. It is the market leader in the flavoured carbonates soft drinks segment in the US and the number three liquid refreshment beverage business in North America.

The business operates in four segments:

•	Beverage concentrates

•	Finished goods

•	Bottling Group

•	Mexico and the Caribbean

Approximately 75% of DPSG’s volumes are generated by brands which hold either the number one or number two positions in their respective markets. Leading brands include Dr Pepper, Sunkist, 7 UP, A&W, Canada Dry, Schweppes, Snapple, Mott’s, Hawaiian Punch and Clamato.

Consolidated Income Statement for the

year ended 31 December 2007

		2007	2006
	Notes	unaudited	unaudited
		£ m	£ m

Continuing Operations
Revenue		7,971	7,427
Cadbury Confectionery		5,093	4,861
Americas Beverages		2,878	2,566

Trading costs before -		(6,934)	(6,357)
- Amortisation and impairment of acquisition intangibles		(42)	(38)
- Contract termination gain		31	—
- UK product recall		—	(30)

Trading costs		(6,945)	(6,425)
Restructuring costs	2	(200)	(133)
Non-trading items	3	(38)	40
Profit from Operations		788	909
Cadbury Confectionery		302	347
Americas Beverages		486	562

Share of result in associates		8	(16)

Profit before Financing and Taxation		796	893
Investment revenue	4	55	48
Finance costs	5	(181)	(203)

Profit before Taxation		670	738
Taxation	6	(263)	(215)

Profit for the period from continuing operations		407	523
Discontinued Operations
Profit for the period from discontinued operations	9	—	642

Profit for the period		407	1,165

Attributable to:
Equity holders of the parent		405	1,169
Minority interests		2	(4)

		407	1,165

Earnings per share
From continuing and discontinued operations
Basic	8	19.4p	56.4p
Diluted	8	19.2p	55.9p
From continuing operations
Basic		19.4p	25.4p
Diluted		19.2p	25.2p

Consolidated Statement of Recognised Income and Expense for the
year ended 31 December 2007

	2007	2006
	unaudited	unaudited
	£ m	£ m

Currency translation differences (net of tax)	132	(416)
Exchange transferred to income and expense upon disposal	—	10
Actuarial gains on post retirement employee benefits (net of tax)	168	50
Share of associate reserves movements	—	(2)
IAS 39 transfers to income or expense	—	(1)

Net income/(expense) recognised directly in equity	300	(359)
Profit for the period from continuing operations	407	523
Profit for the period from discontinued operations	—	642

Total recognised income and expense for the period	707	806

Attributable to:
Equity holders of the parent	705	810
Minority interests	2	(4)

Consolidated Balance Sheet at 31 December 2007

		2007	2006
	Notes	unaudited	unaudited
		£ m	£ m

ASSETS
Non-current assets
Goodwill		2,805	2,487
Acquisition intangibles		3,378	3,261
Software intangibles		149	155
Property, plant & equipment		1,904	1,664
Investment in associates		32	22
Deferred tax assets		124	170
Retirement benefit assets		223	—
Trade and other receivables		50	54
Other investments		2	2
		8,667	7,815
Current Assets
Inventories		821	728
Short term investments	12	2	126
Trade and other receivables		1,197	1,186
Tax recoverable		41	36
Cash and cash equivalents	12	493	269
Derivative financial instruments		46	51
		2,600	2,396
Assets held for sale		71	22

TOTAL ASSETS		11,338	10,233

LIABILITIES
Current liabilities
Trade and other payables		(1,701)	(1,588)
Tax payable		(197)	(239)
Short term borrowings and overdrafts	12	(2,562)	(1,439)
Short term provisions		(111)	(55)
Obligations under finance leases	12	(21)	(22)
Derivative financial instruments		(22)	(35)
		(4,614)	(3,378)

Non-current liabilities
Trade and other payables		(37)	(30)
Borrowings	12	(1,120)	(1,810)
Retirement benefit obligations		(143)	(204)
Tax payable		(16)	(5)
Deferred tax liabilities		(1,145)	(1,050)
Long term provisions		(61)	(18)
Obligations under finance leases	12	(11)	(33)
		(2,533)	(3,150)

Liabilities directly associated with assets classified as held for sale		(18)	(9)

TOTAL LIABILITIES		(7,165)	(6,537)

NET ASSETS		4,173	3,696

EQUITY
Share capital	11	264	262
Share premium account		1,225	1,171
Other reserves		2,673	2,255

Equity attributable to equity holders of the parent		4,162	3,688
Minority interest		11	8
TOTAL EQUITY		4,173	3,696

Consolidated Cash Flow Statement for the
year ended 31 December 2007

		2007	2006
	Notes	unaudited	unaudited
		£ m	£ m

Net cash inflow from operating activities	13	812	620
Investing activities
Dividends received from associates		8	6
Proceeds on disposal of property, plant and equipment		57	84
Purchases of property, plant & equipment and software		(409)	(384)
Americas Beverages separation costs		(30)	—
Acquisitions of businesses and associates		(352)	(375)
Net cash assumed on acquisitions		6	28
Sale of investments, associates and subsidiary undertakings		27	1,295
Net cash removed on disposal		(1)	(50)

Acquisitions and disposals		(320)	898
Movement in equity investments and money market deposits		127	(82)
Net cash (used in)/generated from investing activities		(567)	522

Net cash flow before financing activities		245	1,142
Financing activities
Dividends paid		(311)	(272)
Dividends paid to minority interests		(1)	(4)
Capital element of finance leases repaid		(21)	(21)
Proceeds on issues of ordinary shares		56	38
Net movement of shares held under Employee Trust		(13)	(4)
Proceeds of new borrowings		2,026	532
Borrowings repaid		(1,722)	(1,481)
Net cash generated from/(used in) financing activities		14	(1,212)

Net increase/(decrease) in cash and cash equivalents		259	(70)
Net cash and cash equivalents

Opening – total group		186	279
Included in discontinued operations		—	(3)

Opening — continuing operations		186	276
Effect of foreign exchange rates		4	(20)

Closing net cash and cash equivalents		449	186

Net cash and cash equivalents includes overdraft balances of £44 million (2006: £83 million). There are no cash and cash equivalents in assets held for sale.

Cash inflow from the sale of investments, associates and subsidiary undertakings includes £27m gross proceeds (2006: £1,387m), less £nil reflecting deductions for debt within disposed businesses (2006: £92m).

Segmental Reporting
Business segment analysis

2007	Revenue		Profit from	Operating	Underlying	Underlying
unaudited			operations	margin	profit from	margin
					operations
	£	m	£ m	%	£ m	%

BIMA		1,579	99	6.3	169	10.7
Europe		879	70	8.0	91	10.4
Americas Confectionery		1,372	205	14.9	248	18.1
Asia Pacific		1,254	146	11.6	159	12.7
Central		9	(218)	n/a	(170)	n/a
Americas Beverages		2,878	486	16.9	553	19.2

		7,971	788	9.9	1,050	13.2

Share of results in associates			8		8

Profit before Financing and Taxation			796		1,058
Investment revenue			55		55
Finance cost			(181)		(198)

Profit before Taxation			670		915
Taxation			(263)		(283)
Minority interests			(2)		(2)

Profit for the period – Equity holders			405		630

Reconciliation of profit from operations and profit before taxation to underlying performance measure

2007	Reported	Reversal of	Reversal of	Reversal of	Contract	IAS 39 adjustment		Underlying
	Performance	restructuring costs	amortisation &	non-trading items	termination gain			performance measure
			impairment of
			intangibles
unaudited	£ m	£ m	£ m	£ m	£ m	£	m	£ m

BIMA	99	60	—	1	—		9	169
Europe	70	18	1	3	—		(1)	91
Americas Confectionery	205	33	2	1	—		7	248
Asia Pacific	146	8	15	(9)	—		(1)	159
Central	(218)	46	—	2	—		—	(170)
Americas Beverages	486	35	24	40	(31)		(1)	553

Profit from Operations	788	200	42	38	(31)		13	1,050
Share of result in associates	8	—	—	—	—		—	8
Financing	(126)	—	—	—	—		(17)	(143)

Profit before Taxation	670	200	42	38	(31)		(4)	915

Reconciliation from reported to underlying earnings & earnings per share

2007	Earnings	Earnings per share
	Total Group	Total Group
unaudited	£ m	pence

Reported	405	19.4

Reversal of:
Restructuring costs	200	9.6
Amortisation and impairment of intangibles	42	2.0
Non-trading items	38	1.8
Contract termination gain	(31)	(1.5)
IAS 39 adjustment	(4)	(0.2)
Tax effect on the above *	(20)	(0.9)
Underlying	630	30.2

*Includes £21 million charge arising on certain reorganisations carried out in preparation for the separation of Americas Beverages.

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

Business segment analysis

2006			Profit from		Underlying profit
re-presented *	Revenue		operations	Operating margin	from operations	Underlying margin
	£	m	£ m	%	£ m	%

BIMA		1,500	130	8.7	186	12.4
Europe		818	75	9.2	90	11.0
Americas Confectionery		1,330	181	13.6	207	15.6
Asia Pacific		1,205	142	11.8	165	13.7
Central		8	(181)	n/a	(159)	n/a
Americas Beverages		2,566	562	21.9	584	22.8

		7,427	909	12.2	1,073	14.4

Share of results in associates			(16)		7

Profit before Financing and Taxation			893		1,080
Investment income			48		48
Finance cost			(203)		(197)

Profit before Taxation			738		931
Taxation			(215)		(283)
Minorities			4		4

Profit for the period from continuing operations			527		652
Discontinued operations (see note 9)			642		2
Profit for the period – Equity holders			1,169		654

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
			amortisation &
2006	Reported	Reversal of	impairment of	Reversal of	Reversal of UK	Reversal of Nigeria			Underlying
re-presented *	Performance	restructuring costs	intangibles	non-trading items	product recall	adjustments	IAS 39 adjustment		performance measure
	£ m	£ m	£ m	£ m	£ m	£ m	£	m	£ m

BIMA	130	51	15	(42)	30	—		2	186
Europe	75	14	—	4	—	—		(3)	90
Americas Confectionery	181	11	2	14	—	—		(1)	207
Asia Pacific	142	15	2	—	—	—		6	165
Central	(181)	21	—	1	—	—		—	(159)
Americas Beverages	562	21	19	(17)	—	—		(1)	584

Profit from Operations	909	133	38	(40)	30	—		3	1,073
Share of result in associates	(16)	—	—	—	—	23		—	7
Financing	(155)	—	—	—	—	—		6	(149)

Profit before Taxation	738	133	38	(40)	30	23		9	931

*	During 2007 the Group reorganised its confectionery regions and split the former EMEA (Europe Middle East & Africa) region into two regions BIMA (Britain, Ireland, Middle East & Africa) and Europe. The regional information above has been re-presented to show BIMA and Europe on a comparable basis.

Reconciliation from reported to underlying earnings & earnings per share

2006	Earnings						Earnings per share
	Continuing		Discontinued		Total		Continuing	Discontinued	Total
	£	m	£	m	£	m	pence	pence	pence

Reported		527		642		1,169	25.4	31.0	56.4

Reversal of:
Restructuring costs		133		—		133	6.4	—	6.4
Amortisation and impairment of intangibles		38		—		38	1.8	—	1.8
Non-trading items		(40)		(631)		(671)	(1.9)	(30.4)	(32.3)
UK Product recall		30		—		30	1.4	—	1.4
Nigeria adjustments		23		—		23	1.1	—	1.1
IAS 39 adjustment		9		—		9	0.5	—	0.5
Tax effect on the above		(68)#		42		(26)	(3.2)	2.0	(1.2)
Release of disposal tax provisions		—		(51)		(51)	—	(2.5)	(2.5)
Underlying		652		2		654	31.5	0.1	31.6

# Includes £17 million deferred tax credit arising on the intra-group transfer of brands.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

1.	GENERAL INFORMATION AND ACCOUNTING POLICIES

(a) The financial information included within the preliminary announcement has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union. The accounting policies followed are the same as those detailed within the 2006 Report & Accounts which are available on the Group’s website www.cadburyschweppes.com.

(b) The board of directors approved the preliminary announcement on 18 February 2008.

Whilst the financial information included in the preliminary announcement has been prepared in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all the disclosure requirements of IFRS. The full IFRS compliant Report & Accounts are expected to be approved on 3 March 2008. As such the preliminary announcement is presented as unaudited. The financial information set out in this announcement does not constitute the Group’s statutory accounts for the year ended 31 December 2007.

The financial information for the year ended 31 December 2006 (“2006”) does not constitute statutory accounts for the purpose of Section 240 of the Companies Act 1985. The auditors reported on those statutory accounts which have been delivered to the Registrar of Companies; their report was unqualified and did not contain a statement under S237(2) or (3) of the Companies Act 1985.

The statutory accounts for the year ended 31 December 2007 will be finalised on the basis of the financial information presented by the directors in their preliminary announcement and will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.

(c) Use of underlying measures
Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and are considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit are summarised below:

•	Restructuring costs – the costs incurred by the Group in implementing significant restructuring projects, such as Confectionery Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-term margin goal, the Fuel for Growth programme and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

•	Amortisation and impairment of acquisition intangibles – under IFRS, the Group continues to amortise certain definite life acquisition intangibles and also recognises, from time to time, impairments of goodwill which have arisen on previous acquisitions. This amortisation and impairment is not considered to be reflective of the underlying trading of the Group;

•	Non-trading items – as part of its operations the Group may dispose of subsidiaries, associates, investments and significant fixed assets and may make profits and losses on these or on write-downs of certain non-trading items. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item;

•	IAS 39 adjustments — fair value accounting – under IAS 39, the Group applies hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentivise and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above;

•	Exceptional items – certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying and comprise:

- Contract termination gain – in 2007 the Group received amounts in respect of the termination from November 2007 of distribution agreements for the beverage brand “Glaceau” in the US. The gain, which would have been received through distribution of the product in 2008, is excluded from the underlying results of the Group. The balance of the settlement which would have related to 2007 has been included within the underlying results of the Group.
— UK Product recall – in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. Any impact on trading following the recall is included in underlying results.
— Nigeria – in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results and position has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.
— Release of disposal tax provisions – in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the underlying result; and

•	Taxation – the tax impact of the above items are also excluded in arriving at underlying earnings. In 2007 the Group has carried out certain reorganisations in preparation for the separation of Americas Beverages giving rise to a tax charge of £21 million which has been excluded from the underlying results. In addition, from time to time the group may make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to deferred tax gains or losses which are excluded from the underlying performance.

(d) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that Free Cash Flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure. In 2007 the Group revised its definition of Free Cash Flow to exclude dividends payable to equity shareholders to align with market practice.

Free Cash Flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals, the drawing and repayment of financing and the payment of ordinary dividends. A reconciliation of Free Cash Flow from the corresponding IFRS measure is presented in Note 14.

In 2007, payments of £48 million made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are in addition to payments of £67 million in 2006 and £31 million in 2005. The Group believes that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the Free Cash Flow. The Group will continue this reporting practice in future years. The Group continues to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.

(e) Segmental analysis
The Group’s operational management structure is regional, with each region having its own leadership team. During 2007, the Group reorganised its confectionery business regions and split the former Europe, Middle East and Africa (EMEA) region into two regions: Britain, Ireland, Middle East and Africa (BIMA) and Europe. Following this reorganisation there are five business regions, which are the Group’s primary reportable segments, these are: BIMA; Europe; Americas Confectionery; Asia Pacific, which total the Confectionery business; and Americas Beverages.

Segmental numbers are shown before central costs, except for the additional presentational information provided on the face of the Income Statement where central costs have been attributed to Cadbury Confectionery as these costs principally relate to this business.

Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.

2.	RESTRUCTURING

During 2007, the Group incurred £200 million (2006: £133 million) of restructuring costs. £151 million of this has been incurred as part of the Confectionery Vision into Action efficiency programme. In addition, the Group incurred £9 million for an onerous lease associated with a supply agreement which will no longer be fully utilised following our build of a new green-field gum factory in Poland. The Americas Beverages region incurred £26 million of costs relating to a redundancy programme and a further £9 million relating to acquisition integration costs for CSBG.

Costs of £5 million relating to the separation of the Confectionery and Americas Beverages business which are not directly related to the transaction have also been included as restructuring.

In 2006, £123 million was incurred as part of the four year Fuel for Growth programme and the remaining £10 million related to the CSBG integration.

3.	NON-TRADING ITEMS

During 2007, the Group recorded a net loss from non-trading items of £38 million (2006: £40 million gain). This comprised £17 million net profit on the disposal of Cadbury Italia, Allan Candy and Cottee’s, £40 million charge relating to Americas Beverages separation costs and a £12 million loss recognised on the impairment of property, plant and equipment in China. In addition, a net £3 million loss was recognised relating to Monkhill which comprised a £38 million gain arising from the insurance receivable to rebuild the Pontefract factory offset by a £41 million loss to write down the Monkhill disposal group to recoverable amount.

4.	INVESTMENT REVENUE

	2007	2006
	unaudited	unaudited
	£ m	£ m

Interest on bank deposits	26	23
Post retirement employee benefits	29	25
Investment revenue	55	48

5.	FINANCE COSTS

	2007	2006
	unaudited	unaudited
	£ m	£ m

Underlying finance costs	198	197
Fair value movements in treasury instruments	(17)	6
Reported finance costs	181	203

6.	TAXATION

	2007	2006
	unaudited	unaudited
	£ m	£ m

UK	(21)	31
Overseas	304	252

Underlying taxation	283	283
Tax on restructuring costs	(46)	(32)
Tax on amortisation and impairment of intangibles	(8)	(41)#
Tax on non-trading items	21 *	15
Tax on contract termination gain	12	—
Tax on UK product recall	—	(9)
Tax on IAS 39 adjustment	1	(1)
Reported taxation	263	215

• Arises on certain reorganisations carried out in preparation for the separation of Americas Beverages.
# Includes £17 million deferred tax credit arising on the intra-group transfer of brands.

7.	DIVIDENDS

	2007	2006
	unaudited	unaudited
	£ m	£ m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 31 December 2006 of 9.90p (2005:
9.00p) per share	207	187
Interim dividend for the year ended 31 December 2007 of 5.00p (2006: 4.10p) per share	104	85
	311	272

At 31 December 2007 the 2007 final dividend of 10.50p per share had not been approved by the Board and as such was not included as a liability. The expected cash payment in respect of the final dividend for the year ended 31 December 2007 is £220 million.

8.	EARNINGS PER SHARE

a.	Basic EPS – Total Group

The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2007	2007	2006	2006
	unaudited	unaudited	unaudited	unaudited
	£ m	pence	£ m	pence

Reported – Total Group	405	19.4	1,169	56.4
Restructuring costs	200	9.6	133	6.4
Amortisation and impairment of acquisition intangibles	42	2.0	38	1.8
Non-trading items	38	1.8	(671)	(32.3)
Contract termination gain	(31)	(1.5)	—	—
UK product recall	—	—	30	1.4
Nigeria adjustments	—	—	23	1.1
IAS 39 adjustment	(4)	(0.2)	9	0.5
Effect of tax on above items	(20) *	(0.9)	(26) #	(1.2)
Release of disposal tax provisions	—	—	(51)	(2.5)

Underlying – Total Group	630	30.2	654	31.6

• Includes £21 million charge arising on certain reorganisations carried out in preparation for the separation of Americas Beverages.
# Includes £17 million deferred tax credit arising on the intra-group transfer of brands.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

b. Diluted EPS – Total Group
Diluted EPS has been calculated based on the reported and underlying Earnings amounts above. The diluted reported and underlying earnings are set out below:

	2007	2006
unaudited		unaudited
pence		pence

Diluted reported – Total Group	19.2	55.9
Diluted underlying – Total Group	29.9	31.3

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2007	2006
	unaudited	unaudited
	million	million

Average shares used in basic EPS calculation	2,087	2,072
Dilutive share options outstanding	21	19

Shares used in diluted EPS calculation	2,108	2,091

Share options whose exercise price is above the average share price for the relevant period are non dilutive and therefore excluded from the calculation of diluted EPS. Non-dilutive share options were zero in 2007 (2006: 0.6 million).

9. DISCONTINUED OPERATIONS
There are no discontinued operations in 2007.

In 2006, the Group disposed of beverage businesses in Europe, Syria and South Africa and these businesses are classified as discontinued operations. The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

	2006
unaudited
	£	m

Revenue		70
Trading costs		(67)
Restructuring costs		—
Profit from Operations		3
Share of result in associates		—

Profit before Financing and Taxation		3
Finance costs		(5)

Loss before Taxation		(2)
Taxation		4
Profit on disposal		631
Tax on profit on disposal		(42)
Release of disposal tax provisions		51
Profit for the period		642

10. ACQUISITIONS
In 2007, the Group acquired confectionery businesses in Romania (Kandia-Excelent), Japan (Sansei Foods) and Turkey (Intergum). On 13 June 2007 the Group acquired 93.3% of Kandia-Excelent, with a further 2.4% subsequently acquired in November, for a total of £60 million. Brand intangible assets of £26 million and provisional goodwill of £14 million have been recognised. The initial acquisition of 96% of Sansei occurred on 19 July with the remaining minority interest being acquired by the year end, for a total consideration of £61 million. Intangible assets of £18 million and provisional goodwill of £34 million have been recognised. On 31 August the Group acquired 100% of Intergum for £192 million, before assumed debt of £77 million including £32 million of factored receivables. Brand intangible assets of £71 million and provisional goodwill of £177 million have been recognised.

In addition, Americas Beverages acquired a bottling company, South-East Atlantic Bottling Corporation, for £27 million in July 2007. Intangible assets of £10 million and provisional goodwill of £4 million have been recognised.

The Group made a £10 million investment in its associate Camelot Group plc during 2007.

In 2006 the Group acquired the remaining 55% of Dr Pepper/Seven-Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG). During 2007 the provisional goodwill of £386 million was finalised at £413 million. The total intangible assets acquired also included separately identifiable intangible assets of £404 million. Other bottling company acquisitions in 2006 were All American Bottling Company acquired for £32 million and Seven Up Bottling Company of San Francisco acquired for £26 million.

The Group acquired further shares in its former associate Cadbury Nigeria in 2006 taking the Group ownership to 50.02%. Goodwill of £9 million was initially recognised as a consequence of this acquisition and was subsequently impaired in 2006 together with the historical goodwill of £15 million due to the discovery of the overstatement of the financial position of Cadbury Nigeria.

11. SHARE CAPITAL
During the period ended 31 December 2007, 14.5 million ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 31 December 2007 was £2 million. There were no other changes in the issued ordinary share capital of the Company during the 12 months to 31 December 2007.

12. NET DEBT
The Group’s definition of net debt is shown below:

	2007	2006
	unaudited	unaudited
	£ m	£ m

Short term investments	2	126
Cash and cash equivalents	493	269
Short term borrowings and overdrafts	(2,562)	(1,439)
Obligations under finance leases	(21)	(22)
Borrowings – non current	(1,120)	(1,810)
Obligations under finance leases – non current	(11)	(33)

Net debt	(3,219)	(2,909)

13. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES

	2007	2006
	unaudited	unaudited
	£ m	£ m

Profit from operations – Confectionery	302	347
Profit from operations — Americas Beverages	486	562
Profit from operations – Discontinued operations	—	3

	788	912
Adjustments for:
Depreciation and amortisation	290	270
Restructuring	82	50
Non-trading items	38	(40)
Post retirement benefits	5	(1)
Additional funding of past service pensions deficit	(48)	(67)
Other non-cash items	57	37

Operating cash flows before movements in working capital	1,212	1,161

Increase in inventories	(61)	(2)
Decrease in receivables	77	50
Increase/(decrease) in payables	3	(64)

Net movement in working capital	19	(16)

Cash generated by operations	1,231	1,145
Interest paid	(193)	(214)
Interest received	21	28
Income taxes paid – excluding disposals	(235)	(256)
Income taxes paid – disposals	(12)	(83)

Net cash from operating activities	812	620

14. RECONCILIATION OF FREE CASH FLOW
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and minority dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2007	2006
	unaudited	unaudited
	£ m	£ m

Net cash from operating activities	812	620
Add back:
Additional funding of past service pensions deficit	48	67
Income taxes paid on disposals	12	83
Less:
Net capital expenditure	(352)	(300)
Net associate and minority dividends received	7	2
Free cash flow	527	472

15. POST BALANCE SHEET EVENTS
Subsequent to 31 December 2007 the Group agreed to sell its Monkhill business, which principally manufactures sugar confectionery and popcorn for the UK market for £58 million in cash.